Exhibit 21.1
SUBSIDIARIES OF DOORDASH, INC.1

Name of Subsidiary	State or Jurisdiction of Organization
Wolt Enterprises Oy (43)	Finland
Wolt Services Oy (23)	Finland
Wolt Technologies Greece Provision of Food Services S.A. (1)	Greece
DoorDash G&C, LLC	Delaware (United States)
DoorDash Essentials, LLC	Delaware (United States)
Agora Insurance, Inc.	Hawaii (United States)

1 Pursuant to Item 601(b)(21)(ii) of Regulation S-K, this list omits (i) certain subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, and (ii) consolidated wholly-owned multiple subsidiaries that carry on the same line of business (i.e., the operation of our Marketplaces and Commerce Platform, including the provision of support services). The number in parentheses following the name of certain subsidiaries (each, an “Intermediate Parent Subsidiary”) indicates the number of wholly-owned subsidiaries of such Intermediate Parent Subsidiary which have been omitted on the basis of clause (ii) of the preceding sentence. All omitted subsidiaries of the Intermediate Parent Subsidiaries operate in foreign countries.